SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07

NIRE nº 35.300.147.952

A Publicly-Traded Company with Authorized Capital

Minutes of the Board of Directors’ Meeting Held on January 12th, 2015

1. Date, Time and Place: The meeting was held on January 12th, 2015,at 9 a.m., at Nações Unidas Avenue, 8.501, 19º floor, 939, São Paulo, State of São Paulo.

2. Call Notice and Attendance: Call notice was dismissed considering the presence of all members of the Board of Directors of the Company, therefore, the installation and approval quorum was reached.

3. Presiding Board: Chairman: Mr. Odair Garcia Senra; and Secretary: Mrs. Renata de Carvalho Fidale.

4. Agenda: Rectification of the item “ix”, letter “a)” from the Minutes of the Board of Directors’ Meeting Held on December 10th, 2014, which has approval the execution and the principal characteristics and conditions of the 10th issuance, being the 2nd private, of simple non-convertible secured debentures, character with floating guarantee and guarantee in rem in a single series, purpose of private offering, regulated by the “Instrumento Particular de Escritura da 10ª Emissão, sendo a 2ª Privada, de Debêntures Simples, Não Conversíveis em Ações, com Garantia Flutuante e com Garantia Adicional Real,em Série Única da Gafisa S.A.” (“Debentures Deed”), in total amount of BR55,0 million.

5. Resolutions: After the quorum of presence and the validity of this meeting were verified, the members of the Board of Directors decided, with abstention of Board member Maurício Marcellini Pereira, without any exception, for the rectification of the item “ix”, letter “a)” from the da Minutes of the Board of Directors’ Meeting Held on December 10th, 2014, once that the date of the referred item was in discordance with the date of  the Debentures Deed, which shall be replaced by the following:

“(ix)      Date of Issuance: for all purpose and legal effects, the date of issuance of the Debentures will be December 11th,, 2014. (“Date of Issuance”).”

6. Closing: As there was nothing else to be discussed, this minute was read , approved and sign by the attendant: Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Board of Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira e Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 12, 2015

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer